Exhibit 12.1

Kulicke and Soffa Industries, Inc.

Fixed Charge Coverage Ratio Calculation

Dollars in thousands

	Fiscal Year Ended September 30,					Three Months Ended December 31,
	1999	2000	2001	2002	2003	2004
Interest expense, including amortization of debt issue costs	$215	$8,333	$14,880	$20,384	$19,367	$4,974
Portion of rental expense deemed to represent interest	1,072	1,213	2,600	4,676	4,495	860

Total Fixed Charges	$1,287	$9,546	$17,480	$25,060	$23,862	$5,834

Earnings before fixed charges:
Income (loss) before income tax and minority interest	$(26,185)	$141,957	$(87,099)	$(243,564)	$(63,838)	$8,249
Equity in loss of Joint Ventures	10,000	1,221	—	—	—	—
Fixed charges	1,287	9,546	17,480	25,060	23,862	5,834

Total earnings (loss) before fixed charges	$(14,898)	$152,724	$(69,619)	$(218,504)	$(39,976)	$14,083

Ratio of earnings to fixed charges (1)	—	16	—	—	—	2

(1)	We would have had to generate additional earnings of $16.2 million in 1999, $87.1 million in 2001, $243.6 million in 2002 and $63.8 million in 2003 to achieve a ratio of 1:1.